Exhibit 12
HCC Insurance Holdings, Inc. and Subsidiaries
Statement of Ratios
(unaudited, in thousands except ratios)

	Three months ended March 31,
	2011	2010
Net loss ratio
Loss and loss adjustment expense, net	$347,586	$326,521
Net earned premium	508,480	509,587
Net loss ratio (1)	68.4%	64.1%
(Net loss ratio = incurred loss and loss adjustment expense divided by net earned premium)

Expense ratio
Segment underwriting expense (2)	$135,848	$135,157
Segment revenue (3)	515,705	526,022
Expense ratio	26.3%	25.7%
(Expense ratio = segment underwriting expense divided by segment revenue)

Combined ratio	94.7%	89.8%
(Combined ratio = net loss ratio plus expense ratio)

Accident year loss ratio
Loss and loss adjustment expense, net	347,586	326,521
Add: Favorable (adverse) development	(9,015)	(5,010)

Accident year net loss and loss adjustment expense	$338,571	$321,511

Accident year net earned premium	$508,480	$509,587
Accident year net loss ratio	66.6%	63.1%
(Accident year net loss ratio = accident year net loss and loss adjustment expense divided by net earned premium)

(1)	Calculated for our insurance companies using financial data reported in accordance with generally accepted accounting principles.

(2)	Sum of Other Expense for each of our insurance segments.

(3)	Sum of Segment Revenue for each of our insurance segments.

Exhibit 12
HCC Insurance Holdings, Inc. and Subsidiaries
Statement of Ratios
(unaudited, in thousands except ratios)

	Three months ended March 31,
	2011	2010
Ratio of earnings to fixed charges
Interest factor of rent expense (5)	$1,341	$1,368
Interest expense	5,553	5,390
Capitalized interest	68	—

Total fixed charges	$6,962	$6,758

Earnings before income tax expense	$62,879	$103,025
Interest factor of rent expense (5)	1,341	1,368
Interest expense	5,553	5,390

Earnings per calculation	$69,773	$109,783

Ratio of earnings to fixed charges (6)	10.02	16.24

(5)	Estimated to be 33% of total net expense.

(6)	Earnings per calculation divided by total fixed charges.